Mail Stop 0407

      June 7, 2005


Jeffrey E. Ganek
Chairman and
  Chief Executive Officer
NeuStar, Inc.
46000 Center Oak Plaza
Sterling, Virginia  20166

	RE:  	NeuStar, Inc.
      Amendment No. 3 to Form S-1
      Filed May 27, 2005
      File No. 333-123635

Dear Mr. Ganek:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should amend your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Graphic page
1. Please generally revise this page so that it simply conveys how each image or text relates to your business. As only one example, it is difficult to determine how the mergers and acquisitions images and text create transactions that relate to your business.

Summary Compensation Table, page 72
2. Please revise to reflect any amounts paid to any of the named executive officers under your executive relocation policy and any payments made to Mr. Babka for duplicate housing and living expenses during 2004. Alternatively, please tell us in your response letter why you believe any payments made to your named executive officers under these arrangements in 2004 is not required to be disclosed.

Annual Performance Incentive Plan, page 80
3. Please describe the type or types of performance measures that the compensation committee will use in determining whether bonuses are to be paid and provide quantified disclosure to the extent that these goals have now been set. We note that the 2005 target awards have been set. If the performance measures have not yet been determined, please disclose when the committee expects to determine the performance measures for 2005 and disclose whether the performance measures will be based on the full year. Please update your disclosure accordingly.

Underwriting, page 100

Directed Share Program Materials
4. Tell us in your response letter whether the Morgan Stanley directed share program procedures that you sent us were cleared previously by us, and, if so, to what extent have they changed since clearance.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13
5. We note your response to prior comment fifteen; however, it is still unclear to us why you consider these services to be specified in number. We note your statement "The contract contains various contract line item numbers ("CLINs") that detail each aspect of service to be provided from the initial design of the system to the maintenance of the system." Tell us in your response letter whether these CLINs detail the number of acts to be performed or only the types of acts to be performed. Further, we note your statement "The
Company believes these services are not dependent upon an outside triggering event and are therefore not unspecified in number." Please clarify in your response letter why the fact that the services are not dependent upon an outside triggering event causes them to be specified in number.

Note 16. Stock Option Plans, page F-32
6. We note your response to prior comment eighteen and your added disclosure on pages F-34 and F-47. Please also disclose in your management`s discussion and analysis the intrinsic value of outstanding vested and unvested options based on the estimated initial public offering price and the options outstanding as of the most recent balance sheet date presented in the registration statement. In addition, similar to the discussion you provided to us in your response letters, include within your management`s discussion and analysis a discussion of the significant factors, assumptions, and methodologies used in determining fair value, and a list and discussion of the significant factors contributing to the difference between the fair value so determined and the initial public offering price.

Draft Exhibit 5 - Draft Opinion of Gibson, Dunn & Crutcher LLP
7. We note the statement in the second paragraph that "[i]n
rendering
the opinion set forth below, we have relied as to factual matters upon assurances of certain officers of the Company, which factual matters have not been independently verified by us." Please tell us supplementally in your response letter the factual matters that counsel did not independently verify.
8. We note that counsel limits its opinion to the "General Corporation Law of the State of Delaware" with respect to Delaware law. Confirm to us in writing that the reference to "General Corporation Law of the State of Delaware" concurs with our understanding that this reference and limitation includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. File this written confirmation as part of your correspondence on EDGAR. See Item VIII.A.14 of the November 14, 2000
edition of the Division of Corporation Finance`s "Current Issues and
Rulemaking Projects" outline.

*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	You may contact Adam Washecka, Staff Accountant, at (202)
551-
3375, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361, if you have any questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff
Attorney, at (202) 551-3359, or Albert Pappas, Senior Staff
Attorney,
at (202) 551-3378, with any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director


cc:	via facsimile (202-530-9598)
      Stephen I. Glover, Esq.
	Gibson, Dunn & Crutcher LLP



Mr. Ganek
NeuStar, Inc.
June 7, 2005
Page 4